[AmTrust Financial Services, Inc. Letterhead]

August 25, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc.
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
File No. 001-33143

Dear Mr. Rosenberg:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) to AmTrust Financial Services. Inc. (the “Company”) in a verbal discussion via telephone call with Ms. Keira Nakada (SEC, Division of Corporation Finance) held on August 16, 2010 (the “verbal discussion”) with respect to the above-referenced filing.

Below is the Company’s response to the comment provided during the verbal discussion.  For your convenience, we have provided a summary of the comment received during the verbal discussion before the response.

Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Investments, page F-8

1.           In light of your response to Question 5 in your letter dated June 10, 2010, please provide, in disclosure-type format, the following specific information: (a) how you determined an unrealized loss of 35% for a 24-month time frame was appropriate, (b) an explanation of the types of equity securities in which you invest and of your investment strategy, and (c) clarification of the language regarding the criteria you consider to determine whether an investment is impaired.

Response:

We propose including disclosure similar to the following in our filings on a going forward basis. We have underlined additions to and struck through deletions from the disclosure contained in our Form 10-K for the year ended December 31, 2009, starting with the fourth paragraph on page F-8.

Jim B. Rosenberg
Division of Corporation Finance
August 25, 2010

Investments —

Quarterly, the Company’s Investment Committee (“Committee”) evaluates each security which has an unrealized loss as of the end of the subject reporting period for other-than-temporary-impairment. The Company generally considers an investment to be impaired when it has been in a significant unrealized loss position (in excess of 35% of cost if the issuer has a market capitalization of under $1 billion and in excess of 25% of cost if the issuer has a market capitalization of $1 billion or more) for over 24 months.  In addition, the Committee uses a set of quantitative and qualitative criteria to review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. The criteria the Committee ~~Company~~ primarily considers include:

•	the current fair value compared to amortized cost;
•	the length of time the security’s fair value has been below its amortized cost;
•	specific credit issues related to the issuer such as changes in credit rating, reduction or elimination of dividends or non-payment of scheduled interest payments;
•
whether management intends to sell the security and, if not, whether it is not more than likely than not that the Company will be required to sell the security before recovery of its amortized cost basis;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings; ~~and~~
•	the occurrence of a discrete credit event resulting in the issuer defaulting on material outstanding obligation or the issuer seeking protection under bankruptcy laws; and
•
other items, including company management, media exposure, sponsors, marketing and advertising agreements, debt restructurings, regulatory changes, acquisitions and dispositions, pending litigation, distribution agreements and general industry trends.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. The Company writes down investments immediately which it considers to be impaired based on the above criteria collectively. The ~~investment~~ Committee maintains an individual list of investments that have been in a significant unrealized loss position in excess of 12 months for review of possible impairment. ~~Absent any of the above criteria, the Company generally considers an investment to be impaired when it has been in a significant unrealized loss position for over 24 months.~~

The Company’s equity investments typically consist of small cap companies with an average market capitalization of approximately $400 million, most without widespread distribution or trading of their shares.  The Company seeks to invest in securities in which the Company believes true value is not properly reflected in the market price and where a catalyst, or event, will send the market price toward its estimate of true value.  The Company typically has a holding period of 36 months for its equity securities.  This catalyst, in many instances, takes up to 24 months to occur. Sometimes, a catalyst that does not occur soon after the Company’s initial investment requires the passage of another operating cycle, and the 24 month time frame allows for these types of situations.  These equity securities tend to be relatively unknown stocks that have less trading volume than well-known or larger capitalized stocks and can, therefore, experience significant price fluctuations without fundamental reasons.  These price fluctuations can be large on a percentage basis because many stocks in this category are also low-priced stocks that are often distressed or in a turnaround phase.  The Company believes that in down markets, equity securities with lower turnover are more heavily penalized by the market, even when the underlying fundamentals of the security have held up.  Therefore, we believe, and our experience bears out, that, for investments in small cap stocks, an unrealized loss of 35% or less is not necessarily indicative of a fundamental problem with the issuer.  Prices of lower turnover stocks can also react significantly to a catalyst or an event that causes market participants to take an interest.  When the market participants’ interest increases in an equity security, causing trading volume and market bid to increase, the Company typically seeks to exit these positions.  For these reasons, the Company generally considers certain equity investments to be other than temporarily impaired when the investment is in an unrealized loss position in excess of 35% of cost basis for greater than 24 months.

Jim B. Rosenberg
Division of Corporation Finance
August 25, 2010

In connection with our response to the verbal discussion, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:	Gus Rodriguez, Securities and Exchange Commission
Keira Nakada, Securities and Exchange Commission
Rose Zukin, Securities and Exchange Commission
Imran Makda, BDO USA LLP